January 11, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Triangle Castings, Inc.
Registration Statement on Form S-1
Filed on: December 4, 2009
File No. : 333-163499

Dear Ms. Long:

We represent Triangle Castings, Inc. (“Triangle Castings” or, the “Company,” “we,” “us,” or “our”).  By letter dated December 28, 2009 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 originally filed on December 4, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
Rule 419(a)(2) of Regulation C defines a blank check company as a company issuing penny stock that is “a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies” and is issuing penny stock.  In discussing this definition in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.”  See Securities Act Release No. 6932 (April 13, 1992).

Your disclosure indicates the following:

•	You are a development stage company with no revenues and have received a going concern opinion from your auditor;
•	You issue penny stock;
•	You have no operations, nominal assets other than cash and no employees;
•	You may be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding;
•	The registration statement contains very general disclosure related to the nature of your business plan; and

•	You contemplate the issuance of additional shares of your capital stock in connection with future acquisitions (please see “You Will Experience Dilution” risk factor disclosure on page 5).

Moreover, it appears that Mr. Snyder has been involved with companies that have taken no steps to advance the implementation of their disclosed business plan.  As an example, we note that Mr. Snyder was an investor in Clear Skies Solar, Inc. (f/k/a Bip Oil, Inc.) and Next Flues, Inc. (f/k/a Clinical Trials of America, Inc.).  For example, current Exchange Act reports filed by Clear Skies Solar, Inc. indicate that the company took no steps to advance the implementation of its disclosed business plan of importing, marketing and distributing Greek olive oils, olives and spices in the United States.  Within six months of effectiveness of the registration statement, Bip Oil, Inc. changed its business plan, following the merger with Clear Skies Holdings, Inc.

Based on the foregoing and other facts, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Therefore, please revise the registration statement to comply with Rule 419 of Regulation C.

Response: The Company does not believe that it needs to comply with Rule 419 since it is not a blank check company because it has a specific business plan and has moved forward with its business operations. Specifically the Company, while in the development stage, is proceeding with its business plan by seeking smaller projects to build customers and a basis for leads and referrals. The Company has taken certain steps infurtherance of this business plan including completing 2 small projects. Since the Company has a specific business purpose and has taken steps in furtherance of its business plan as set forth above and in the registration statement the Company does not believe it is a blank check company as defined in Rule 419 of Regulation C of the Securities.  Based upon same the S-1 has not been revised to comply with Rule 419, however, it has been revised to clarify the company business plan and the steps it has taken in furtherance of such plan.

In addition Mr. Snyder was strictly a minority shareholder of Bip Oil, Inc and Clinical Trials of America, Inc. He was not an officer or director of either company and did not have a control position with either company.

2.
In tabular or other similarly concise format, please identify all other registration statements of companies for which Mr. Snyder may have acted as promoter, or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between Mr. Snyder and these companies and their affiliates. Your disclosure should also indicate which companies are now operating entities or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Response: Mr. Snyder has confirmed that he never acted as a promoter of any public company nor has he had a controlling interest in any public company.

3.
If you believe that you do not fall within the definition of a blank check company, please supplementally provide us a detailed explanation as to why Rule 419 of Regulation C does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger or other business combination. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including a specific business plan for the next twelve months. In providing the specific business plan, the disclosure should describe the various steps and funding necessary to take you to operating stage. We may have additional comments following the review of your revised disclosures.

Response: As disclosed in the Form S-1/A the Company completed two small projects with a 5% profit. The Company has revised both its Plan of Operations section, as well as its business plan to provide specific disclosure regarding the Company's busines plans and proposed 12 month plan of operation.

Prospectus Summary, page 1

Overview, page 1

4.
Consistent with our comments above, please disclose here that you are a development stage company, have no operations or revenues, have no plans to finance the operation of your business plan, and have received a going concern opinion from your auditor. Please include a risk factor that discusses the going concern opinion.

Response: The Company has added the requested disclosure that it is a development stage company, has no operations or revenues, has no plans to finance the operation of its business plan and received a going concern opinion from its auditor.

Risk Factors, page 3

5.	Please note that the risk factor disclosure should focus on the most significant, currently material risks that are unique to you and your business. For example:
•
In the first risk factor you discuss introduction of new products and services; however, based on your Business disclosure, it is unclear what products you are referring to and the risks which may be associated with these products; and

•	In the second risk factor it is unclear how future property acquisitions are linked to your currently contemplated business plan.

Please revise your risk factor disclosure accordingly and remove any implication that you have any operating history, current operations, products or customers. See Item 503(c) of Regulation S-K.

Response: The risk factor disclosure has been revised to remove any implication that there is an operating history, current operations, products or customers.

6.	Please include appropriate risk factor disclosure with respect to Mr. Snyder’s being a controlling shareholder, owning over 74% of the company’s stock.

Response: The Company has added a risk factor disclosure with respect to Mr. Snyder being a controlling shareholder of the Company’s common stock.

We Need Additional Capital to Develop Our Business, page 3

7.	Please disclose here that you have no specific current plans for additional financing.

Response: The Company has added disclosure that it has no specific current plans for additional financing.

Our Future Success is Dependent…..page 4

8.	This risk factor appears generic and applicable to any company and industry. Please remove or revise to explain in greater detail your dependence on Mr. Snyder.

Response: This risk factor has been removed.

Special Note Regarding Forward-Looking Statements, page 6

9.	Please remove the word “will” at the end of the first paragraph since it does not constitute forward-looking terminology, but it rather provides assurances of future performance.

Response: The word "will" has been removed from the first paragraph.

Selling Security Holders, page 7

10.
Please describe in the filing the material terms of the agreement(s) pursuant to which the shares subject to the registration statement were issued to the selling security holders. Please file any agreement associated with these shares as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company has disclosed that no agreements exist between any selling security holders pursuant to which the shares subject to the registration statement were issued to the selling security holders.

Interests of Named Experts and Counsel. Page k10

11.	Please disclose that Anslow & Jaclin, LLP will pass upon the validity of the common stock being offered pursuant to this registration statement.

Response: The disclosure that Anslow & Jaclin, LLP will pass upon the validity of the common stock being offered pursuant to this registration statement has been added.

Description of Business, page 11

General

12.
Your disclosure in this section is overly broad and generic.  For example, when you discuss “Expected Accomplishments” on page 12, you do not discuss specific projects or deliverables to help investors understand how close you are to generating revenues. Please revise your disclosure to provide detailed qualitative and quantitative disclosure of your business plan and deliverables.

Response: The disclosure in this section has been revised accordingly.

13.
Given the lack of a revenue-generating operating history, please revise your disclosure to minimize the subjective language used to describe your business or the status of your business initiatives. The use of such language impairs the ability of investors to objectively evaluate the disclosure regarding your performance and your stage of development. For example, please minimize the use of phrases such as:

•	You cater to the “discriminating” owner;
•	You provide “expert” renovation to create “unique” homes;
•	You utilize “state-of-the-art” renovation techniques and practices; and
•	You seek to become a “developer.”

Response: The disclosure in this section has been revised accordingly and the subjective language has been removed.

14.
We note that in the company’s website, www.trianglecasting.com, there is disclosure that Mr. Snyder created the company in 2002 despite disclosure in the filing that the company was incorporated in Nevada in July of 2008.  Moreover, in your website you disclose that “Triangle Casting represents the area’s most accomplished team of independent remodeling contractors who are experts in their field…” and that “[t]hrough a unique partnership strategy, Triangle Casting has assembled the most accomplished team of designers, architects, permit expeditors, project managers and contractors in the Triangle.” This disclosure is inconsistent with your Business discussion.  Please revise and advise.

Response: The Company has updated its website.

15.
In accordance with Item 101(h)(4)(ix) of Regulation S-K, please disclose whether your business is subject to any government regulations and the effect that the compliance with such regulation may have on your business.

Response: The Company’s business is subject to North Carolina State Building Codes and Local Building Codes depending on what geographic area we are working in. Denis Snyder has a General Contractors License which means that he can do business in any geographic area of North Carolina as long as he abides by the appropriate Building Codes. He has a history of doing and is licensed to build homes, put on additions to homes, clear land, do drainage, do electrical, do plumbing, do sidewalks, parking lots, and many other building project related tasks.

Overview, page 11

16.
We note your disclosure in the third paragraph.  It appears that you may be or plan to be involved in the project management aspects of the renovation projects and that you may contract out the construction/renovation services.  Please clarify this in the filing or otherwise describe in detail what services you intend to provide to existing homeowners.

Response: The Company has revised this disclosure to provide further detail of what services it intends to provide to existing homeowners.

Our Operating Strategy, page 11

17.	Please elaborate on what constitutes “state-of-the-art” renovation techniques and practices.

Response: The Company has removed the term “state of the art”.

18.
We note your disclosure that the “financial model for home renovation is stable in the Research Triangle and other metro markets experiencing a rapid growth on the demand for renovation”.  Please elaborate on the terms of the financial model referenced in your disclosure as well as clearly identify the geographical markets in which you intend to provide renovation services.

Response: The Company has revised this disclosure to clarify that the metro areas referenced were in North Carolina.

Pricing, page 12

19.
Please expand your disclosure on what your “past experience in completing profitable renovation projects” has been.  Also, please disclose how you derived the 5% net profit target and why you believe that you stated target will enable you to “obtain quick market share.”

Response: The disclosure has been updated to reflect the completion of the two projects with a 5 % profit.

Competition

20.
Please provide a more thorough discussion of the company’s competitive business conditions, your competitive position in the industry and methods of competition.  Please see Item 101(h)(4)(iv) of Regulation S-K.

Response: The Competition section has been revised in accordance with Section 101(h)(4)(iv) of Regulation S-K.

Capital Resources and Liquidity, page 16

21.
Expand your disclosure by providing the basis of why you believe that you have sufficient cash to cover your daily operations while attempting to launch your business.  Please elaborate on required funding necessary to start operations and balance that disclosure with your current cash on hand.

Response: The capital resources and liquidity section has been revised further to detail the further use of its cash and its funding needs.

22.
Please discuss the impact on your liquidity of the costs associated with being a reporting company under the Exchange Act, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002.  We note your risk factor on this issue.

Response: The Company has added to the liquidity section, discussing the effects of being a public and the possible negative consequence.

23.	Please disclose the source of the $2,981 in revenue earned.

Response: The Company has disclosed that the revenue earned was from the two completed projects.

Directors, Executive Officers, Promoters and Control Persons, page 16

24.
In accordance with Item 401(e) of Regulation S-K, please describe in more detail Mr. Snyder’s business experience in the last five years, including the time frame that Mr. Snyder worked for Williams Grading & Paving, an explanation of Sitework Development, LLC’s business, and the nature of Triangle Casting Supply, LLC’s business.

Response: The details of Mr. Snyder’s experience has been updated.

Executive Compensation, page 17

Summary Compensation Table, page 17

25.
In accordance with instruction to Item 402(n)(2)(v) of Regulation S-K, in a footnote to the “Stock Awards” column, please disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.

Response: A footnote has been added disclosing the valuation of these shares based on fair value.

26.	We note that in Summary Compensation Table you disclose a stock grant of $400. Please provide a narrative to the table explaining this grant of stock in accordance with Item 402(o) of Regulation S-K.

Response: A narrative has been added explaining the grant of the stock in the summary compensation table.

Transactions with Related Persons, Promoters and Certain Control Persons, page 18

27.	Please revise your disclosure here and in the footnotes to the table on page 8 to be consistent with your Note 4 disclosure on page F-9.

Response: The Transactions with Related Persons and the footnotes to the selling security holder table has been updated to be consistent with Note 4 on page F-9.

Signatures

28.	Please have the filing signed by the principal financial officer. Additionally, ensure that the preamble to the signature conforms to the language of the form.

Response: The signature page has been updated to include the principal financial officer.  The preamble to the signature page has been updated.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN